UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 5

[ ] Check box if no longer           OMB APPROVAL
    subject to Section 16.           OMB NUMBER:  3235-0362
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    obligations may continue.        Estimated average burden
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[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    CATHEY                W.                           HARVE
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    (Last)              (First)                      (Middle)

   1510 N. HAMPTON, SUITE 300
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                        (Street)

   DESOTO                 TX                             75115
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

  ENNIS BUSINESS FORMS, INC. (EBF)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4 Statement for Month/Year

  FEBRUARY/2003
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)


--- Director                           --- 10% Owner

 X
--- Officer (give title below)         --- Other (specify below)

      VICE PRESIDENT FINANCE
     -------------------------------------------------


7. Individual or Joint/Group Reporting (check applicable line)

 X
--- Form Filed by One Reporting Person


--- Form Filed by More than One Reporting Person
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     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of     2. Trans-   2A. Deemed   3. Trans-      4. Securities
   Security        action       Execu-      action         Acquired (A)
   (Instr. 3       Date         tion        Code           or Disposed
                                Date,       (Instr. 8)     of (D)
                   (Month/      if any                     (Instr. 3, 4
                   Day/                                    and 5)
                   Year)
                                (Month/                         (A)
                                Day/                            or
                                Year)                   Amount  (D)  Price
--------------- ----------  ------------  ------------  ------  ---  -----
Balance Forward
  Common                                                             See
   Stock        01/06/03    01/06/03         J          6,619    A   Note

1. Title of       5. Amount of    6. Ownership Form:  7. Nature of Indirect
   Security          Securities      Direct (D) or       Beneficial Ownership
   (Instr. 3)        Benefi-         Indirect (I)        (Instr. 4)
                     cially          (Instr. 4)
                     Owned
                     at end of
                     Issuer's
                     Fiscal Year
                     (Instr. 3
                     and 4)
---------------   --------------   ---------------    ---------------------
Balance Forward    18,000           D
  Common
   Stock           24,619           D


Note: Received distribution of vested interest in account with Company's Employee Stock Ownership Plan due to termination of plan.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

                                                              (Over)
                                                    SEC 2270 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed  4. Trans-  5. Number of
   Derivative    sion or     action      Execu-     action     Derivative
   Security      Exer-       Date        tion       Code       Securities
   (Instr. 3)    cise        (Month/     Date,      (Instr.    Acquired
                 Price of     Day/       if any      8)        (A) or
                 Deriva-      Year)      (Month/               Disposed
                 tive                     Day/                 of (D)
                 Security                 Year)                (Instr. 3,
                                                               4 and 5)
                                                               (A)    (D)
------------  ----------- ---------- ------------ --------     ---    ---
Balance:
 ISO granted
 12-15-93     $13.81      Bal Fwd

 ISO granted
  06-20-96    $11.063     Bal Fwd

 ISO granted
  01-11-99    $10.25      Bal Fwd

 SO granted
  04-20-00    $7.0625     Bal Fwd

1. Title      6. Date Exer-   7. Title and Amount  8. Price of  9. Number of
   Derivative    cisable and     of Underlying        Deriva-      Derivative
   Security      Expiration      Securities           tive         Securities
   (Instr. 3)    Date            (Instr. 3 and 4)     Security     Benefi-
                 (Month/                              (Instr. 5)   cially
                 Day/Year)                                         Owned at
                                                                   End of
               Date    Expira-             Amount                  Year
               Exer-   tion                or Number               (Instr. 4)
               cisable Date        Title   of Shares
------------- -------- -----   ----------- --------- ------------ -----------
Balance:
 ISO granted   See               Common
  12-15-93     Note    12-03     Stk.                              3,000

 ISO granted   See               Common
  06-20-96     Note    06-06     Stk.                             15,000

 ISO granted   See               Common
  01-11-99     Note    01-09     Stk.                              5,000

 SO granted    See               Common
  04-20-00     Note    04-10     Stk.                             15,000

1. Title       10. Ownership       11. Nature of
   Derivative      of Derivative       Indirect
   Security        Security:           Beneficial
   (Instr. 3)      Direct (D)          Ownership
                   or Indirect         (Instr. 4)
                   (I) (Instr. 4)




-------------  -----------------    -------------
Balance:
 ISO granted
  12-15-93     D

 ISO granted
  06-20-96     D

 ISO granted
  01-11-99     D

 SO granted
  04-20-00     D



Explanation of Responses:

Note: Each incentive stock option contract expires ten years from date of grant, and provides that shares will become exercisable as follows: 25% after two years; 50% after three years; 75% after four years and 100% after five years; all from date of grant; all option contracts are granted at market price on the date of grant.



/s/Harve Cathey                             March 24, 2003
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**Signature of Reporting Person                   Date

**Intentional  misstatements  or  omissions of  facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                SEC 2270 (09-02)